Upon notice duly given, a special meeting of shareholders of Calvert Government Fund, a series of The Calvert Fund (the Fund), was held on April 17, 2015,for the purpose of voting on the merger of the Fund into Calvert Short Duration Income Fund, also a series of The Calvert Fund. With regard to the item being voted, the merger was approved with the following votes:


   Affirmative: 765,492.112
   Against: 5,366.913
   Abstain: 5,282.000